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                                                      SEC FILE NUMBER: 0-452
                                                      CUSIP NUMBERS: 878895-20-0
                                                                     878895-10-1

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                          Commission File Number: 0-452


(Check One): [ ] Form 10-K [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q
             [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For period ended: June 30, 2006

[ ]  Transition Report on Form 10-K

[ ]  Transition Report on Form 20-F

[ ]  Transition Report on Form 11-K

[ ]  Transition Report on Form 10-Q

[ ]  Transition Report on Form N-SAR

For the transition period ended: __________________

                                   ----------

             Read Instruction (on back page) Before Preparing Form.
                              Please Print or Type.

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     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________

                                     PART I
                             REGISTRANT INFORMATION

TECUMSEH PRODUCTS COMPANY
(Full Name of Registrant)

______________________________________
(Former Name if Applicable)

100 East Patterson Street
(Address of Principal Executive Office (Street and Number))

Tecumseh, Michigan 49286
(City, State and Zip Code)

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                                     PART II
                             RULES 12B-25(B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) [X]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion hereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

          The registrant requires additional time to close its books as a result of migration to its new global enterprise resource planning computer system.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

          James S. Nicholson (517)       423-8427
          (Name)             (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The registrant expects its consolidated net losses from continuing operations for the second quarter and first six months of 2006 to be significantly smaller than its losses in the corresponding periods in 2005, mostly due to lower

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     impairments and restructuring charges in 2006. In addition, net results will be income compared to a loss in the prior periods due to recognition of a gain on the sale of Little Giant Pump Company in April 2006. Because the registrant has not completed closing its books, it cannot provide a reasonable quantitative estimate of its results at this time.

                                        TECUMSEH PRODUCTS COMPANY
                                        (Full Name of Registrant)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Dated: August 10, 2006                  By: /s/ James S. Nicholson
                                            ------------------------------------
                                            James S. Nicholson
                                            Vice President, Treasurer and
                                            Chief Financial Officer